UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

Commission File Number: 000-52071

(Check One) [  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [ X ] Form 10-QSB
            [  ] Form N-SAR [  ] Form N-CSR


                       For period ended: December 31, 2006

[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 111-K


For the transition period ended
                                -----------------------------------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

Full name of Registrant:                        Clear Choice Financial, Inc.

Former name if Applicable:                      Not Applicable

Address of Principal Executive Office
(STREET AND NUMBER):                            7373 E. Doubletree Ranch Rd.

City, State and Zip Code                        Scottsdale, AZ 85258

                                     PART II

                             RULE 12b-25(b) AND (c)
                             ----------------------

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

[X]         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. PART III

                                    NARRATIVE
                                    ---------

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

As previously announced by press release on January 12, 2007, Clear Choice Financial, Inc., ("Company") announced a plan of reorganization and the discontinuance of its lending operation and subsidiary, Bay Capital Corp. The Company requires additional time to prepare the disclosures and financial statements with respect to the discontinued operation and intends to file its quarterly report on Form 10-QSB by the extended due date.

                                     PART IV

                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

            Michael Schifsky, Chief Financial Officer (480) 621-8438

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                 [  ] Yes [X] No

      If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Clear Choice Financial, Inc.
                          ----------------------------
                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


         Date:  February 14, 2007   By: /s/ Michael J. Schifsky
                                        ----------------------------------
                                        Michael J. Schifsky
                                        Chief Financial Officer